ARS

P.E. 6/30/01

FEB 14

## To our Shareholders

During the 2001 fiscal year the Company experienced a number of technical challenges on its Greens Canyon Project together with success in other development drilling activities in the Amber Field, Oklahoma and the Power River Basin, Wyoming.

### The Green's Canyon Project

Kestrel continues to produce gas from three wells in the Greens Canyon area, however the daily production rates have declined throughout the year to modest levels. During the year the Company attempted to correct the problems that occurred during fracture treatments on two of the wells, however, to date these attempts have been unsuccessful. Despite this set back Kestrel remains convinced that significant gas reserves are present in Greens Canyon Field. Our ongoing technical work is focusing on finding solutions to the engineering problems that were associated with the initial completions on these wells and we are confident that these problems can be overcome in new wells.

Kestrel plans to install additional compression in the field to help maximize the production from current wells and is employing new geophysical techniques to hi-grade future drilling locations.

The Company remains committed to the Greens Canyon area, however, due to the considerable technical and financial resources required to maximize production and cash flow we must seek out additional participants to share in the project's development. The reduction in expenditures at Green's Canyon will also free up capital for use on other growth projects of merit.

As a result of the decision to bring in additional participants into the Green's Canyon project the Company will report a decrease in total proved gas reserves to 13.4 Billion cubic feet (BCF), and a 9 percent decrease in oil reserves to 355,000 barrels over the financial year ending June 30, 2001. This change has resulted in undiscounted net future cash flows estimated to be $27,647,000 as calculated by the Company's independent petroleum engineering consultants.



### Other Development Activity

In response to improving market conditions for gas during the year the Company participated in eight development wells in projects outside of the Green's Canyon focal area.

In the Powder River Basin of Wyoming, six coal bed methane (CBM) wells were drilled with a 100 percent success rate. This round of drilling has increased the Company's inventory of CBM wells to 19 and offers considerable growth potential through the additional development of approximately 41 locations (10 net to Kestrel). Provided that gas prices remain at acceptable levels, it is anticipated that the Wyoming CBM project will continue to be an ongoing project for the Company. Elsewhere, the Company participated in two development wells within the NE Amber Field located in Grady County, Oklahoma. Both wells were successful, with initial production rates of approximately 800,000 cubic feet per day, again illustrating the growth potential associated within our existing producing properties. Following the successful in-fill drilling at Amber, four additional Proved Undeveloped (PUD) locations have been added to the inventory.

**Financial Results**

As a result of higher oil and gas prices, the Company's revenue from oil and gas sales increased in fiscal year 2001 by 107% to $2,195,819 with total revenue at $2,328,958. After lease operating expenses, exploration expenses, dry hole and abandonment costs, general and administrative expenses and interest expenses, the company reported a net loss of $104,307.

**Looking Forward**

Activity during the last year on our Amber Field and elsewhere has demonstrated the growth potential within our producing assets. The Greens Canyon Project will continue to be an important focus for the company, however, a primary goal for the near term is to maximize the value of our existing producing properties.

Management changes have taken place within the company subsequent to year-end. A new strategic plan is being constructed which will focus on accelerating production and cash flow to an optimum level by reducing our current reserve to production ratio of 65 years to an acceptable level. A detailed internal assessment of our current properties is underway and we intend to pursue an aggressive acceleration program.

The management is committed to improving the company's performance and producing a better return to its shareholders. We remain fully committed to the task and I look forward to reporting our results throughout Fiscal 2002.

Sincerely,

Barry Lasker
President & CEO.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

(Mark One)
[ X ] Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended June 30, 2001 or

[ ] *Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934*

Commission File No: 0-9261

## KESTREL ENERGY, INC.

(Exact name of registrant as specified in its charter)

*State of Incorporation: Colorado I.R.S. Employer Identification No. 84-0772451*

999 - 18th Street, Suite 2490
Denver, Colorado 80202
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (303) 295-0344

*Securities registered pursuant to Section 12(b) of the Act:*

None

Securities registered pursuant to Section 12(g) of the Act:

Title of Each Class
**Common Stock, No Par Value**

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

[X] ....... YES .......... [ ] ........ NO

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

At August 31, 2001, 7,700,200 common shares (the registrant's only class of voting stock) were outstanding. The aggregate market value of the 4,674,569 common shares of the registrant held by nonaffiliates on that date (based upon the mean of the closing bid and asked price on the NASDAQ system) was $5,399,127.

# TABLE OF CONTENTS

# PART I

## Item 1. Business.

### General Description of Business

Kestrel Energy, Inc. (the "Company") was incorporated under the laws of the State of Colorado on November 1, 1978. The Company's principal business is the acquisition, either alone or with others, of interests in proved developed producing oil and gas leases, and exploratory and developmental drilling.

The Company presently owns oil and gas interests in the states of Louisiana, New Mexico, Oklahoma, South Dakota, Texas, and Wyoming.

### Recent Activities

In September 2001, the Company announced the appointment of Barry D. Lasker as President, Chief Executive Officer and Director. Mr. Lasker brings to the Company 20 years of experience in the oil and gas industry. Timothy L. Hoops, former President and Chief Executive Officer, will remain on the Board of Directors and will provide consulting services to the Company on a contract basis.

On June 22, 2001, ( the effective date), the Company filed Articles of Merger of Victoria Exploration, Inc. into Kestrel Energy, Inc. pursuant to Section 7-111-104 of the Colorado Revised Statutes. In accordance with the Articles of Merger, on the effective date, Victoria Exploration, Inc. ceased to exist and Kestrel Energy, Inc. became the surviving corporation. Up until June 22, 2001, the consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Victoria Exploration, Inc. All significant intercompany accounts and transactions have been eliminated in consolidation.

In May 2001, the Company restructured its line of credit agreement with Wells Fargo Bank West. Under the prior terms the Company had a borrowing base of $2,000,000 with interest paid monthly. The new agreement lowered the borrowing base to $1,400,000 and required the Company to reduce the principal balance on the line of credit to $1,400,000 by October 31, 2001 with interest on the outstanding balance paid monthly. As of October 15, 2001, the principal balance is $1,455,000.

### Operations and Policies

The Company currently is focusing its exploration, acquisition and development opportunities in Wyoming, specifically on the Greens Canyon Field. However, the acquisition, development, production and sale of oil and gas acreage are subject to many factors outside the Company's control. These factors include worldwide and domestic economic conditions; proximity to pipelines; existing oil and gas sales contracts on properties being evaluated; the supply and price of oil and gas as well as other energy forms; the regulation of prices, production, transportation and marketing by federal and state governmental authorities; and the availability of, and interest rates charged on, borrowed funds.

Historically, in attempting to acquire, explore and drill wells on oil and gas leases, the Company has often been at a competitive disadvantage since it had to compete with many companies and individuals with greater capital and financial resources and larger technical staffs. The Company has in the past sought to mitigate some of these problems by forming acquisition joint ventures with other companies, including its affiliate, Victoria Petroleum N.L. These joint ventures allow the Company access to more acquisition candidates and enable the Company to share the evaluation and other costs among the venture partners.

The Company's operations are subject to various provisions of federal, state and local laws regarding environmental matters. The impact of these environmental laws on the Company may necessitate significant capital outlays, which may materially affect the earnings potential of the Company's oil and gas business in particular, and could cause material changes in the industry in general. The Company strongly encourages the operators of the Company's oil and gas wells to do periodic environmental assessments of potential liabilities. To date, environmental laws have not materially hindered nor adversely affected the Company's business. Please see Item 3, Legal Proceedings, however, for a discussion of potential environmental litigation involving the Company.

The Company has four full-time employees, including the Company's President, Barry D. Lasker. The Company also hires outside professional consultants to handle certain additional aspects of the Company's business. Management believes this type of contracting for professional services is the most economical and practical means for the Company to obtain such services at this time.

**Risk Factors**

**We must continue to expand our operations**

Our long term success is ultimately dependent on our ability to expand our revenue base through the acquisition of producing properties and, to a much greater extent, by successful results in our exploration efforts. We will need to continue to raise capital to make additional acquisitions and to make further investments in our current portfolio of exploration properties. We have made significant investments in exploration properties in the Western Green River Basin in Wyoming. There is no assurance that any of these acquisitions or other acquisitions will be as successful as originally projected. In fact, while we have already had some measure of success with these acquisitions, we have also had some disappointments. All of our exploration projects are subject to failure and the loss of our investment.

**Prices of oil and natural gas fluctuate widely based on market conditions and any decline will adversely affect our financial condition**

Our revenues, operating results, cash flow and future rate of growth are very dependent upon prevailing prices for oil and gas. Historically, oil and gas prices and markets have been volatile and not predictable, and they are likely to continue to be volatile in the future. Prices for oil and gas are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors that are beyond our control, including:

- the strength of the United States and global economy;
- political conditions in the Middle East and elsewhere;
- the supply and price of foreign oil and gas;
- the level of consumer product demand;
- the price and availability of alternative fuels;
- the effect of federal and state regulation of production and transportation; and
- the proximity of our natural gas to pipelines and their capacity.

**We must replace the reserves we produce**

A substantial portion of our oil and gas properties contain proved undeveloped reserves and probable reserves. Successful development and production of those reserves cannot be assured. Additional drilling will be necessary in future years both to maintain production levels and to define the extent and recoverability of existing reserves. There is no assurance that our present oil and gas wells will continue to produce at current or anticipated rates of production, that development drilling will be successful, that production of oil and gas will commence when expected, that there will be favorable markets for oil and gas which may be produced in the future or that production rates achieved in early periods can be maintained.

**There are many risks in drilling oil and gas wells**

The cost of drilling, completing and operating wells is often uncertain. Moreover, drilling may be curtailed, delayed or canceled as a result of many factors, including title problems, weather conditions, shortages of or delays in delivery of equipment, as well as the financial instability of well operators, major working interest owners and well servicing companies. Our gas wells may be shut-in for lack of a market until a gas pipeline or gathering system with available capacity is extended into our area. Our oil wells may have production curtailed until production facilities and delivery arrangements are acquired or developed for them.

**We face intense competition**

The oil and natural gas industry is highly competitive. We compete with others for property acquisitions and for opportunities to explore or to develop and produce oil and natural gas. We have previously formed acquisition joint ventures with several other companies, including Victoria Petroleum N.L. and other affiliates, which have allowed us more access to acquisition candidates and to share the evaluation costs with them. We face strong competition from many companies and individuals with greater capital, financial resources and larger technical staffs. We also face strong competition in procuring services from a limited pool of laborers, drilling service contractors and equipment vendors.

**The amount of insurance we carry may not be sufficient to protect us**

We, our partners, co-venturers and well operators maintain general liability insurance but it may not cover all future claims. If a large claim is successfully asserted against us, we might not be covered by insurance, or it might be covered but cause us to pay much higher insurance premiums or a large deductible or co-payment. Furthermore, regardless of the outcome, litigation involving our operations or even insurance companies disputing coverage could divert management's attentions and energies away from operations. The nature of the oil and gas business involves a variety of operating hazards such as fires, explosions, cratering, blow-outs, adverse weather conditions, pollution and environmental risks, encountering formations with abnormal pressures, and, in horizontal wellbores, the increased risk of mechanical failure and collapsed holes, the occurrence of any of which could result in substantial losses to us.

**Our success may be dependent on our ability to retain Barry Lasker, John Kopcheff, Bob Pett and Ira Pasternack as key personnel**

We believe that the oil and gas exploration and development and related management experience of our key personnel is important to our success. The active participation in the Company of our new president, Barry Lasker, John T. Kopcheff, vice president of International, Robert J. Pett, our chairman, and Ira Pasternack, vice president of Exploration, is a necessity for our continued operations. We do not have any employment contracts with these individuals and we do not carry key person life insurance on their lives. We compete with bigger and better financed oil and gas exploration companies for these individuals. Our future success may depend on whether we can attract, retain and motivate highly qualified personnel. We cannot assure you that we will be able to do so.

**Our reserves are uncertain**

Estimating our proved reserves involves many uncertainties, including factors beyond our control. Our annual report on Form 10-K for fiscal year 2001 contains estimates of our oil and natural gas reserves and the future cash flow to be realized from those reserves for fiscal years 2001, 2000 and 1999, as prepared by independent petroleum engineers. There are uncertainties inherent in estimating quantities of proved oil and natural gas reserves since petroleum engineering is not an exact science. Estimates of commercially recoverable oil and gas reserves and of the future net cash flows from them are based upon a number of variable factors and assumptions including:

- historical production from the properties compared with production from other producing properties;
- the effects of regulation by governmental agencies;
- future oil and gas prices; and
- future operating costs, severance and excise taxes, abandonment costs, development costs and workover and remedial costs.

**Governmental regulation, environmental risks and taxes could adversely affect our oil and gas operations in the United States**

Our oil and natural gas operations in the United States are subject to regulation by federal and state government, including environmental laws. To date, we have not had to expend significant resources in order to satisfy environmental laws and regulations presently in effect. However, compliance costs under any new laws and regulations that might be enacted could adversely affect our business and increase the costs of planning, designing, drilling, installing, operating and abandoning our oil and gas wells and other facilities. Additional matters that are, or have been from time to time, subject to governmental regulation include land tenure, royalties, production rates, spacing, completion procedures, water injections, utilization, the maximum price at which products could be sold, energy taxes and the discharge of materials into the environment.

**Forward-Looking Statements**

This prospectus contains forward-looking statements. We use words such as "anticipate", "believe", "expect", "future", "may", "will", "should", "plan", "intend", and similar expressions to identify forward-looking statements. These statements are based on our beliefs and the assurances we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. Our actual results could differ materially from the results discussed in the forward-looking statements. Some, but not all, of the factors that may cause these differences include those discussed in the risk factors in this prospectus. You should not place undue reliance on these forward-looking statements. You should also remember that these statements are made only as of the date of this prospectus and future events may cause them to be less likely to prove to be true.

## Item 2. Properties.

**Oil and Gas Interests**

The following table describes the Company's leasehold interests in developed and undeveloped oil and gas acreage at June 30, 2001:

| State | Total Developed Acreage (1) (2) Gross | Net | Total Undeveloped Acreage (1) (2) Gross | Net |
|---|---|---|---|---|
| Louisiana | 591 | 248 | -0- | -0- |
| New Mexico | 549 | 227 | -0- | -0- |
| Oklahoma | 2,887 | 353 | -0- | -0- |
| South Dakota | 160 | 20 | -0- | -0- |
| Texas | 993 | 62 | -0- | -0- |
| Wyoming | 2,636 | 1,852 | 36,214 | 36,214 |
| TOTAL | 7,816 | 2,762 | 36,214 | 36,214 |
| Canada | 640 | 19 | -0- | -0- |

*(1) Gross acres are the total acreage involved in a single lease or group of leases. Net acres represent the number of acres attributable to an owner's proportionate working interest in a lease (e.g., a 50% working interest in a lease covering 320 acres is equivalent to 160 net acres).*

*(2) The acreage figures are stated on the basis of applicable state oil and gas spacing regulations.*

**Royalty Interests Under Producing Properties**

At June 30, 2001, the Company held overriding royalty interests ranging from 0.013% to 9.26% in 124 producing oil and gas wells located on 6,019 gross developed acres in the United States.

**Drilling Activities**

The Company participated in drilling eight wells since June 30, 2000. All eight wells were development wells including the Turner 1-23 and 3-14 wells on the Amber leasehold in Grady County, Oklahoma and six coal bed methane wells in Campbell County, Wyoming.

Kestrel Energy, Inc. owned interests in net exploratory and net development wells for the years ended June 30, 2001, 2000 and 1999 as set forth below. This information does not include wells drilled under farmout agreements.

| | United States | | | Australia | | |
|---|---|---|---|---|---|---|
| | 6/30/01 | 6/30/00 | 6/30/99 | 6/30/01 | 6/30/00 | 6/30/99 |
| Net Exploratory Wells: (1) | | | | | | |
| Dry (2) | - | - | - | - | - | 0.06 |
| Productive (3) | - | 2.0 | - | - | - | 0.03 |
| | - | 2.0 | - | - | - | 0.09 |
| Net Development Wells: (1) | | | | | | |
| Dry (2) | - | - | - | - | - | - |
| Productive (3) | 1.76 | 0.84 | 0.25 | - | - | - |
| | 1.76 | 0.84 | 0.25 | - | - | - |

(1) A net well is deemed to exist when the sum of fractional ownership working interests in gross wells equals one. The number of net wells is the sum of the fractional working interests owned in gross wells expressed as whole numbers and fractions thereof.

(2) A dry well (hole) is a well found to be incapable of producing either oil or natural gas in sufficient quantities to justify completion as an oil or natural gas well.

(3) Productive wells are producing wells and wells capable of production, including wells that are shut-in.

**Farmout Agreements**

Under a farmout agreement, outside parties undertake exploration activities using prospects owned by Kestrel. This enables the Company to participate in the exploration prospects without incurring additional capital costs, although with a substantially reduced ownership interest in each prospect.

During the year ended June 30, 2001, no wells were drilled under farmout agreements.

**Oil and Gas Production, Prices and Costs**

As of June 30, 2001, the Company had a royalty and/or working interest in 74 gross (10.06 net) wells that produce oil only, 51 gross (11.21 net) wells that produce gas only, and 229 (6.62 net) wells that produce both oil and gas. All wells that produced gas are connected to pipelines.

For information concerning the Company's oil and gas production, estimated oil and gas reserves, and estimated future cash inflows relating to proved oil and gas reserves, see Note 8 to the consolidated financial statements included in Item 8 of this Report. The reserve estimates for the reporting year were prepared by Sproule Associates, an independent petroleum engineering firm. The Company did not file any oil and gas reserve estimates with any federal authority or agency during its fiscal year ended June 30, 2001.

For the year ended June 30, 2001, the Company's average operating cost (including taxes and marketing) per barrel of oil equivalent (BOE) (converting gas to oil at 6:1) was $11.96. The average operating cost per BOE on an equivalent basis for fiscal years 2000 and 1999 was $7.98 and $5.46, respectively. The average sales price per barrel of oil sold was $28.18 for 2001, $24.78 for 2000, and $10.01 for 1999. The average sales price per mcf of gas sold was $4.75 for 2001, $2.59 for 2000, and $1.26 for 1999.

**Customers**

During fiscal year 2001, the Company had two major customers: Kaiser Francis Oil Company and Duke Energy. Sales to these customers accounted for 26% and 15%, respectfully, of oil and gas sales in 2001. The Company does not believe that it is dependent on a single customer. The Company has the option at most properties to change purchasers if conditions so warrant.

**Office Facilities**

The Company's executive offices are located at 999 18th Street, Suite 2490, Denver, Colorado 80202, which is comprised of approximately 3,953 square feet, at an annual rate of $73,900. The Company's current lease obligation expires February 28, 2003.

## Item 3. Legal Proceedings.

In the ordinary course of conducting its business, the Company becomes involved in litigation, administrative proceedings and governmental investigations, including environmental matters.

In May of 2000, the Company received a notice letter from the U.S. Environmental Protection Agency (EPA) stating that the Company is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA") for the Casmalia Waste Disposal Site in Santa Barbara County, California. If the Company is ultimately determined to be a responsible party, it may be obligated to conduct remedial investigations, feasibility studies, remediation and/or removal of alleged releases of hazardous substances or to reimburse the EPA for such activities.

The Company does not believe that it has any liability under CERCLA for wastes disposed at Casmalia and believes that the EPA's notice was issued in error. The Company has responded to the EPA, explaining that the Company did not arrange to dispose of any waste at Casmalia. The Company's involvement with Casmalia is limited to the purchase of assets from another entity, which disposed of waste at Casmalia. The Company intends to defend allegations of its responsibility, if any, and will also rely upon an indemnification given by the previous owner of the properties at Casmalia, which previous owner has confirmed that the indemnification would apply to any such allegations.

The Company is unable to estimate the dollar amount of exposure to loss in connection with the above-referenced matter; however, the ultimate site-wide clean up costs, which could be borne by the persons or entities found to be responsible parties, have been estimated at approximately $271.9 million.

It is the opinion of Company's management that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations, or cash flows.

### Item 4. Submission of Matters to a Vote of Security Holders.

None.

## PART II

### Item 5. Market for Registrant's Common Equity and Related Stockholder Matters.

**Outstanding Shares of Common Stock**

The Company's common stock trades over-the-counter on the NASDAQ SmallCap Market under the symbol "KEST." At June 30, 2001, the Company had 7,700,200 shares outstanding. At June 30, 2001, the Company had approximately 1,300 shareholders of record, although the Company believes that there are more beneficial owners of its stock, the number of which is unknown.

**Stock Price**

These quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not necessarily represent actual transactions.

| Fiscal Year June 30, 2000 | Sales Price | |
|---|---|---|
| | High | Low |
| First Quarter | $3.25 | $1.06 |
| Second Quarter | 3.25 | 2.00 |
| Third Quarter | 3.50 | 2.50 |
| Fourth Quarter | 3.62 | 1.75 |

| Fiscal Year June 30, 2001 | Sales Price | |
|---|---|---|
| | High | Low |
| First Quarter | $3.43 | $1.38 |
| Second Quarter | 2.41 | 1.56 |
| Third Quarter | 2.00 | 1.06 |
| Fourth Quarter | 1.89 | .75 |

**Dividend Policy**

While there are no covenants or other aspects of any finance agreements or bylaws that restrict the declaration or payment of cash dividends, the Company has not paid any dividends on its common stock and does not expect to do so in the foreseeable future.

## Item 6. Selected Financial Data.

The summary of selected financial data for the Company for its last five fiscal years is as follows:

| | Years ended June 30, | | | | |
|---|---|---|---|---|---|
| | 2001 | 2000 | 1999 | 1998 | 1997 |
| Oil and Gas Sales | $2,195,189 | $1,061,638 | $632,030 | $895,017 | $1,278,502 |
| Total Revenue | 2,328,958 | 2,993,459 | 772,795 | 1,204,261 | 1,420,056 |
| Net Earnings (Loss) | (104,371) | 943,977 | (1,441,424) | (2,018,692) | (1,312,365) |
| Basic Earnings (Loss) per Share | (.01) | .14 | (.32) | (.46) | (.56) |
| Diluted Earnings (Loss) Per Share | (.01) | .13 | (.32) | (.46) | (.56) |
| At June 30, | | | | | |
| Total Assets | 12,911,302 | 12,270,459 | 4,059,234 | 5,560,022 | 7,638,626 |
| Stockholders' Equity | 10,756,633 | 10,806,435 | 3,966,297 | 5,398,346 | 7,432,443 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

**Liquidity and Capital Resources**

*Working Capital and Cash Flows:* Net working capital deficit at June 30, 2001, was $1,750,853 compared to a working capital deficit of $748,831 at June 30, 2000 and positive working capital of $560,207 at June 30, 1999. The decrease in working capital of $1,002,021 resulted from short term borrowings on the Company's line of credit which allowed the Company to re-complete the Greens Canyon 27-3 well and to fund the drilling of eight development wells in Oklahoma. The Company restructured the line of credit with Wells Fargo Bank in May 2001 and anticipates renewing that line by October 31, 2001.

The decrease in working capital was $1,309,038 for the year 2000, largely the result of capital expenditures made by the Company to develop the Greens Canyon Field and the related pipeline. The Company funded its working capital deficit at June 30, 2000 by drawing on the line of credit at Wells Fargo Bank, and utilizing additional revenues from oil and gas sales resulting from higher oil and gas prices.

Net cash used by operating activities was $994,010 for fiscal 2001 as compared to cash provided of $646,114 in fiscal 2000, a decrease of $1,640,124. The decrease in operating cash flows is primarily attributable to the reduction of accounts payable from fiscal 2000 levels.

Net cash provided by operating activities totaled $646,114 for fiscal 2000 as compared to cash used by operating activities of $752,395 for fiscal 1999, a change of $1,398,509. The change was primarily a result of the increase in oil and gas revenues and in trade accounts payable, which increased as a result of the Company's drilling and completing two Greens Canyon gas wells and a pipeline to transport gas to market.

Net cash used by investing activities was $1,270,999 in fiscal 2001 as compared to $6,432,902 in fiscal 2000. For the year ended June 30, 2001, $1,384,692 was used to acquire and develop proved and unproved oil and gas interests, finish the gas pipeline and purchase equipment. Proved property expenditures included the re-completion of the Greens Canyon 27-3 at an approximate cost of $538,000, the balance of the completion of the Poitevent #1 and Greens Canyon 29-2 wells for $139,000, the drilling and completion of the Turner 1-23 and 3-14 wells in Wyoming at a cost of $579,000, the $50,000 drilling and completion of six coal bed methane wells in Wyoming and the acquisition of additional acreage and analysis of seismic studies on various properties for $24,000. The Company also finished its gas pipeline for $36,000 and purchased office equipment and computers for $5,000. Unproved property acquisitions included $14,000 to acquire various lease acreage on the Brown Ranch Prospect in Wyoming. The Company received $22,597 from the sale of shallow rights on the Oxbow Prospect in Wyoming and sale of a submersible pump on the Pierce Unit. The Company also wrote off its investment in a joint venture in Farpura, recording a loss to the Company of $9,878. The Company also received $91,096 from the sale of 3,000,000 Victoria Petroleum, NL shares during the fiscal year ended June 30, 2001. The shares were acquired in May 2000 as part of the merger agreement between the Company and Victoria Petroleum, NL. The sale resulted in a gain of $3,440. The unrealized gain or loss on the Company's investment in Victoria Petroleum, NL shares is recorded as Other Accumulated Comprehensive Income on the Company's balance sheet as of June 30, 2001.

Net cash used by investing activities was $6,432,902 in fiscal 2000 as compared to $775,181 provided in fiscal 1999. During the fiscal year ended June 30, 2000, $6,728,902 was used to acquire, explore and develop proved and unproved oil and gas property interests, construct a gas pipeline on the Greens Canyon Field, and purchase equipment. Proved property investments included $2,937,600 to drill and complete the Greens Canyon 27-3 well, $2,199,400 to drill and complete the Greens Canyon 29-2 well, $100,000 to finalize completion of the Poitevent #1 well, and $470,000 to acquire additional acreage and conduct a seismic study on the Greens Canyon Field. Approximately $25,000 was expended to continue development in various coalbed methane wells on the Wagensen Field in Wyoming. Additionally, the Company constructed a 17 mile gas pipeline on the Greens Canyon Field at a cost to the Company of approximately $772,000. Unproved property acquisitions included $202,000 to acquire lease acreage on the Fire Hole Canyon Prospect in Wyoming and $6,500 for the continued development of the Kaye Unit in Wyoming. The Company also spent approximately $16,400 on computers and related software. Proceeds from the sales of property and equipment were $296,000 for fiscal 2000 as compared to $1,000 in the previous year. The Company received $35,000 for its entire working interest in the Sally Persons Unit in Wyoming, and $261,000 for the Company's entire working interests in 16 wells located on the Porcupine leasehold in Wyoming. There were no sales of short-term investments during fiscal 2000 as compared to sales of $2,330,831 in fiscal 1999.

Net cash provided by financing activities was $1,882,000 for fiscal 2001 versus $5,893,842 a year ago. The cash provided during fiscal 2001 came from the Company's line of credit with Wells Fargo Bank. Under the terms of the agreement, the Company has a revolving line of credit with a borrowing base of $1,400,000. The Company restructured the line of credit with Wells Fargo Bank in May 2001, which requires the Company to make scheduled principal payments to reduce the amount outstanding to $1,400,000 by the October 31, 2001 due date. The funds were used to existing accounts payable and capital expenditures.

Net cash provided by financing activities was $5,893,842 for fiscal 2000. The Company completed three private offerings (described below) which provided cash to the Company of $5,878,842 net of offering expenses. In August 1999 the Company completed a private offering of 1,880,000 shares of its common stock at $1.25 per share. Net proceeds to the Company were $2,299,038 after offering and related expenses of $50,962. In December 1999 the Company completed a private offering of 950,000 shares of its common stock at $2.70 per share. Net proceeds to the Company were $2,532,176 after offering and related expenses of $32,824. In April 2000 the Company completed a private offering of 374,000 shares of its common stock at $3.00 per share. Net proceeds to the Company were $1,047,628 after offering and related expenses of $74,372. The shares sold in the offerings were sold to offshore purchasers in accordance with SEC Regulation S but the Company has since registered the shares with the SEC on Form S-3 for resale in the United States. The Company also received $15,000 from the exercise of non-qualified stock options by Company employees.

*Stockholders' Equity:* Stockholders' equity decreased $49,802 to $10,756,633 from $10,806,435 a year ago. The decrease is a result of the net loss for the year offset by common shares issued to third parties of $24,800, director compensation from stock options of $3,338, and unrealized gain on securities of $26,431.

*Debt Obligations:* The Company had no long-term debt at June 30, 2001, 2000 and 1999.

*Reserves and Future Cash Flows:* For the fiscal year ended June 30, 2001, the Company's proved oil reserves decreased approximately 32,000 bbls. to 356,000 bbls., or 8%, from 388,000 in 2000. The Company's proved gas reserves decreased 11,133 Mmcf to 13,384 Mmcf, or 45%, from 24,517 Mmcf in 2000. The decrease in proved reserves is attributable to revisions of previous quantity estimates, production, new discoveries and extensions, and lower oil and gas prices for the fiscal year ended June 30, 2001.

The Company's undiscounted net future cash flows have been estimated by Sproule Associates Inc., an independent petroleum engineering firm, to be approximately $27,647,000 as of June 30, 2001. This compares to $70,983,000 in 2000 and $8,862,000 in 1999. The decrease in the current year is the result of revisions of previous quantity estimates, new discoveries and extensions and lower oil and gas prices.

*Gas Balancing:* The Company at June 30, 2001 was under-produced by approximately 22,245 Mcf. The Company at June 30, 2000 was underproduced by approximately 5,828 Mcf. At June 30, 1999, the Company was underproduced approximately 6,234 Mcf. These amounts are reflected in the reserves and estimated net future cash flows.

*Natural Gas Sales Contracts:* The Company's gas production is generally sold under short term contracts with pricing set on current spot markets with adjustments for marketing and transportation costs. All contracts are cancelable within 30-90 days notice by the Company. The Company has no contracts that are based on a fixed natural gas price.

*Net Operating Loss and Tax Credit Carryforwards:* At June 30, 2001, the Company estimated that, for United States federal income tax purposes, it had consolidated net operating loss carryforwards of approximately $9,171,000. The utilization of approximately $496,000 of these carryforwards are limited to an estimated $80,000 annually. Of the balance of the loss carryforwards, $1,497,000 is limited to the extent of future taxable income generated by the Company's subsidiary, Victoria Exploration, Inc., and $7,178,000 is available to offset any future taxable income of the Company. If not utilized, the net operating loss carryforwards will expire during the period from 2002 through 2021.

**Results of Operations**

**Fiscal 2001 vs. Fiscal 2000**

*Net Earnings:* The Company reported a net loss of $104,371 in fiscal 2001 compared to net earnings of $943,977 in 2000, which was a decrease of $1,048,348. The net loss in fiscal 2001 is attributable to higher abandonment and impaired expenses, higher depreciation and depletion expenses and higher interest expense despite significantly higher oil and gas revenues.

*Revenue:* Total revenues decreased in fiscal 2001 by $664,501, or 22%, to $2,328,958 versus $2,993,459 in 2000. The decrease in revenues was a result of substantially lower gain on sale of assets which declined $1,799,859. Excluding a $1,594,929 gain on one-time sale of assets to an affiliate for shares of the affiliate's stock in fiscal 2000, year over year revenues were up $930,428. This increase in revenues was a result of significantly higher oil and gas revenues as discussed below.

Revenue from oil and gas sales increased $1,134,181, or 107%, to $2,195,819 from $1,061,638 a year ago. The increase in revenues was a result of higher oil and gas prices despite lower sales volumes for oil. Average prices per barrel of oil increased 14% to $28.18 from $24.78 a year ago. Average prices received per Mcf of gas increased 83% to $4.75 from $2.59 a year ago. Sales volumes for oil decreased 6% to 18,688 from 19,939 a year ago. Sales volumes for gas increased 61% to 350 Mmcf from 218 Mmcf a year ago. The increase in gas volumes can be attributed to the completion of the Turner 1-23 and 3-14 wells and the coal bed methane wells.

The Company recorded gain on sale of property and equipment of $16,159. The Company sold the shallow rights on the Oxbow Prospect for $7,972 and sold a submersible pump on the Pierce Unit for $14,625 and wrote off its cost of $9,878 in an international joint venture which dissolved in fiscal 2001. The Company also sold 3,000,000 shares of common stock of Victoria Petroleum, NL in the fourth quarter of fiscal 2001. The common stock was acquired as part of the merger with Victoria Petroleum, NL in May of 2000. The Company received $91,096 in proceeds from the sale and recorded a gain of $3,440.

Other income rose $46,213 to $111,141 from $64,928 a year ago. The increase is attributable to overhead charges to a related party for the use of the Company's office space and personnel.

*Lease Operating Expenses:* Lease operating expenses increased $471,447, or 105%, to $920,692 from $449,245 a year ago. The caption "Lease Operating Expenses" includes not only the direct costs of operating a well, but workover costs and production taxes. Direct lease expense increased 100% to $575,296 from $287,956 a year ago. Workover costs increased 180% to $151,390 from $53,993 last year. Production taxes increased 81% to $194,006 from $107,296 a year ago. The increase in direct lease expenses is attributable to the addition of eight new wells, initial expenses on the Greens Canyon wells and higher lease expenses on the Pierce and Grady Units in Wyoming. The increase in workover expenses is attributable to the workover conducted on the Pierce Unit in Wyoming and the Burditt #1 well in Texas. The increase in production taxes was a result of higher oil and gas revenues and higher gas volumes. Lease operating costs on a BOE (barrel of oil equivalent) increased 50% to $11.96 from $7.98 a year ago.

*Exploration Expenses:* Exploration expenses decreased $289,444, or 74%, to $101,131 from $390,575 in 2000. The decrease in exploration expense reflected the slower pace of the Company's exploration program during fiscal 2001 as the Company's emphasis has been on the development of the Greens Canyon Field. The decrease was a result of lower geological and geophysical costs as well as lower delay rentals paid on exploration acreage.

*Dry Holes, Abandoned and Impaired Properties:* Dry holes, abandoned and impaired property costs were $101,459 in fiscal 2001 as compared to $25,125 a year ago, an increase of $76,334, or 304%. No dry hole costs were recorded for fiscal 2001 or 2000. Abandonment costs increased 100% to $29,000 for fiscal 2001. The Company abandoned the Pinon Ridge Prospect in Colorado. Impairment expenses increased $47,334 or 188% to $72,459 from $25,125 a year ago. The impairment was a result of the anaylsis of the Company's properties as required by SFAS 121.

*General and Administrative Expense:* General and administrative expenses decreased $187,499, or 17%, to $898,430 as compared to $1,086,551 a year ago. The decrease in general and administrative expenses is attributable to lower company personnel costs as well as lower legal and accounting expenses. The Company continues to review ways to reduce overhead expenses as a result of the current oil and gas pricing structure.

*Interest Expense:* Interest expense totaled $126,907 for the fiscal year ended June 30, 2001. The interest is attributable to the line of credit the Company has with Wells Fargo Bank.

**Results of Operations**

**Fiscal 2000 vs. Fiscal 1999**

*Net Earnings:* The Company reported net earnings of $943,977 in fiscal 2000 compared to a loss of $1,441,424 in 1999, which was a decrease of $2,385,401. The net earnings in fiscal 2000 was attributable to a gain on sale of property and equipment and significantly higher oil and gas revenues as a result of higher oil and gas prices.

*Revenue:* Total revenues increased in fiscal 2000 by $2,220,664, or 287%, to $2,993,459 versus $772,795 in 1999. The increase in overall revenues was a result of higher oil and gas revenues due to higher oil and gas prices, and higher gain on sale of property and equipment as described more fully below.

Revenue from oil and gas sales increased $429,608, or 68%, to $1,061,638 from $632,030 in 1999. The increase in revenues was a result of higher oil and gas prices despite lower sales volumes for oil and gas. Average prices per barrel of oil increased 148% to $24.78 from $10.01 in 1999. Average prices received per Mcf of gas increased 106% to $2.59 from $1.26 a year ago. Sales volumes for oil decreased 18% to 19,939 from 24,319 in 1999. Sales volumes for gas decreased 29% to 218 Mmcf from 308 Mmcf in 1999.

The Company recorded gains on sale of equipment and property of $1,816,018 in 2000 versus a loss of $788 in 1999. On May 5, 2000, the Company sold six international permits with a net book value of approximately $143,179 for petroleum drilling in Western Australia and New Guinea to Victoria Petroleum USA, Inc. (VP/USA), a Colorado corporation and wholly owned subsidiary of VP, in exchange for 8,250,000 shares of VP Common Stock. The stock was valued at $0.0292/share and resulted in a gain on the sale of $97,721. Also, on May 5, 2000, KEC, VP, and VP/USA entered into an Agreement and Plan of Merger (Merger Agreement). Pursuant to the Merger Agreement, on May 12, 2000, the Company, as sole shareholder of KEC, acquired 66,750,000 shares of VP common stock and VP/USA acquired all of the issued and outstanding share of KEC through a merger of KEC with and into VP/USA, with KEC as the surviving corporation. The stock was valued at $0.292/share and resulted in a gain on sale of $1,497,208. The Company sold its entire interest in the Sally Persons Unit, located in Wyoming, for $35,000, which resulted in a gain on sale of $27,836. Additionally, the Company sold its entire working interests in 16 wells located in the Porcupine Field, Wyoming for $261,000 which resulted in a gain on sale of $193,254.

*Lease Operating Expenses:* Lease operating expenses increased $36,617, or 9%, to $449,245 from $412,628 in 1999. The increase in lease operating expense is attributable to higher production taxes resulting from the increase in oil and gas revenues despite lower operating costs on various properties. Lease operating costs on a BOE (barrel of oil equivalent) increased 46% to $7.98 from $5.46 in 1999 as a result of lower sales volumes of oil and gas.

*Exploration Expenses:* Exploration expenses decreased $69,761, or 15%, to $390,575 from $460,336 in 1999. The decrease in exploration expense reflected the slower pace of the Company's exploration program during fiscal 2000 as the Company's emphasis has been on the development of the Greens Canyon Field. The decrease was a result of lower geological and geophysical costs as well as lower delay rentals paid on exploration acreage.

*Dry Holes, Abandoned and Impaired Properties:* Dry holes, abandoned and impaired property costs were $25,125 in fiscal 2000 as compared to $388,612 in 1999, a decrease of $363,487, or 94%. No dry hole costs were recorded in fiscal 2000 versus $144,515 in 1999. The decrease in dry hole costs reflected the Company's successful drilling efforts on the Greens Canyon Field during fiscal 2000. Abandonment costs decreased $17,857, or 100% from fiscal 1999. Impairment expense decreased $201,115, or 89%, to $25,125 from $226,240 in 1999. The Company recorded impairment expense of $25,125 related to various international permits prior to their sale.

*General and Administrative Expense:* General and administrative expenses increased $308,322, or 40%, to $1,086,551 as compared to $778,229 in 1999. The increase in general and administrative expenses is attributable to higher company personnel costs as well as higher legal and accounting expenses. Company personnel costs rose as a direct result of the increase in the Company's development of the Greens Canyon Field. Legal and accounting costs increased as a result of the Company expensing previously incurred legal and accounting fees associated with the potential listing of the Company's stock on the Australian Stock Exchange, the Company's warrant dividend issue in January 2000, and the merger with VP in May 2000.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Until fiscal 2000, the Company did not invest in or hold market risk sensitive or interest rate sensitive instruments and the only currency exchange rate risk borne by the Company stemmed from the Company's obligations to fund its international drilling in foreign currencies. During the fiscal year ended June 30, 2000, the Company received 75,000,000 shares of VP Common Stock as a result of the merger and sale of international permits discussed above. (See Management's Discussion and Analysis–Results of Operations--Fiscal 2000 vs. Fiscal 1999.) The investment in VP Common Stock is classified as available-for-sale. Net unrealized gains and losses on the investment are recorded to other comprehensive income or loss. At June 30, 2001 the unrealized gain on the investment was $26,431. The Common Stock of VP was trading for $.058 cents per share in Australian dollars as of June 30, 2001. The Company applies the exchange rate between the U.S. dollar and Australian dollar as quoted in the Wall Street Journal. On June 30, 2001, the exchange rate in dollar terms was $.5101 which resulted in a U.S. dollar share price of $.0296 cents per share. The Company sold 3,000,000 shares of VP Stock in June 2001 which provided $91,096 in proceeds to the Company and a corresponding gain on sale of $3,440 was recorded.

### Item 8. Financial Statements and Supplementary Data.

See pages F-1 through F-18 for this information.

## Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure.

None

# PART III

## Item 10. Directors and Executive Officers of the Registrant.

The information required herein is incorporated by reference from the Company's definitive proxy statement for the 2001 annual meeting of shareholders.

## Item 11. Executive Compensation.

The information required herein is incorporated by reference from the Company's definitive proxy statement for the 2001 annual meeting of shareholders.

## Item 12. Security Ownership of Certain Beneficial Owners and Management.

The information required herein is incorporated by reference from the Company's definitive proxy statement for the 2001 annual meeting of shareholders.

## Item 13. Certain Relationships and Related Transactions.

The information required herein is incorporated by reference from the Company's definitive proxy statement for the 2001 annual meeting of shareholders.

# PART IV

## Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K.

(a) Exhibits

| Exhibit No. | Description |
|---|---|
| 3.1 | Amended and Restated Articles of Incorporation, as filed with the Secretary of State of Colorado on March 16, 1995, filed as Exhibit (3)1 to the Annual Report on Form 10-K/A for the fiscal year ended June 30, 1994 and incorporated herein by reference. |
| 3.2 | Amended and Restated Bylaws, as adopted by the Board of Directors on January 16, 1995, filed as Exhibit (3)2 to the Annual Report on Form 10-K/A for the fiscal year ended June 30, 1994 and incorporated herein by reference. |
| 4.1 | The form of common stock share certificate filed as Exhibits 5.1 to the Registrant's Form S-2 Registration Statement (No. 2-65317) and Article II of the Registrant's Articles of Incorporation filed as Exhibit 4.1 thereto, as amended on March 4, 1994 and filed with the Annual Report on Form 10-K for the fiscal year ended June 30, 1994 are incorporated herein by reference. |

4.2 Warrant Agreement dated January 18, 2000 with American Securities Transfer & Trust, Inc. filed as Exhibit 4.1 to the Registrant's Form 8-A Registration Statement filed January 20, 2000 and incorporated herein by reference.

4.3 Form of Warrant Certificate filed as Exhibit 4.2 to the Registrant's Form 8-A Registration Statement filed January 20, 2000 and incorporated herein by reference.

10.1 Amended and Restated Incentive Stock Option Plan as amended March 14, 1995 and filed as Exhibit 10.7 with the Annual Report on Form 10-K for the fiscal year ended June 30, 1995 and incorporated herein by reference.

10.2 Kestrel Energy, Inc. Stock Option Plan as amended December 19, 2000 and January 3, 2001 and filed as Exhibit 4 to the Registrant's Form S-8 Registration Statement (No. 333-68086) and incorporated herein by reference.

10.3 Line of Credit with Norwest Bank, Colorado National Association dated February 21, 2000 as Exhibit 10.1 to the Registrant's Form 10-Q for the period ended March 31, 2000 and incorporated herein by reference.

10.4 Articles of Merger for Kestrel Energy California, Inc. and Victoria Petroleum USA, Inc. filed as Exhibit 10.2 to the Registrant's Form 10-Q for the period ended March 31, 2000 and incorporated herein by reference.

10.5 Letter Amendment to Wells Fargo Bank West, N.A. Agreement dated September 27, 2000 filed as Exhibit 10 to the Registrant's Form 10-Q for the period ended September 30, 2000 and incorporated herein by reference.

10.6 Articles of Merger for Victoria Exploration, Inc.

23.1 Consent of KPMG LLP

(b) Financial Statements.



(c) Reports on Form 8-K.
None

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

KESTREL ENERGY, INC.
(Registrant)

Date: October 15, 2001

By: /s/ Barry D. Lasker
Barry D. Lasker, President
and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

| | |
|---|---|
| Date: October 15, 2001 | By: /s/ Barry D. Lasker<br>Barry D. Lasker, President,<br>Chief Executive Officer,<br>and Director |
| Date: October 15, 2001 | By: /s/ Robert J. Pett<br>Robert J. Pett, Chairman of the Board |
| Date: October 15, 2001 | By: /s/ Mark A. Boatright<br>Mark A. Boatright, Vice President –<br>Finance, Principal Financial and<br>Accounting Officer |
| Date: October 15, 2001 | By: /s/ Kenneth W. Nickerson<br>Kenneth W. Nickerson, Director |
| Date: October 15, 2001 | By: /s/ John T. Kopcheff<br>John T. Kopcheff, Vice President<br>International, and Director |
| Date: October 15, 2001 | By: /s/ Mark A. E. Syropoulo<br>Mark A. E. Syropoulo, Director |
| Date: October 15, 2001 | By: /s/ Timothy L. Hoops<br>Timothy L. Hoops, Director |
| Date: October 15, 2001 | By: /s/ Neil T. MacLachlan<br>Neil T. MacLachlan, Director |

KPMG

707 Seventeenth Street
Suite 2300
Denver, CO 80202

**Independent Auditors' Report**

The Board of Directors and Stockholders
Kestrel Energy, Inc.:

We have audited the accompanying consolidated balance sheets of Kestrel Energy, Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations and comprehensive income, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Kestrel Energy, Inc. and subsidiaries as of June 30, 2001 and 2000, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

**KPMG LLP**

Denver, Colorado
September 14, 2001

**KESTREL ENERGY, INC.**
**AND SUBSIDIARIES**

Consolidated Balance Sheets

June 30, 2001 and 2000

| Assets | | 2001 | 2000 |
|---|---|---|---|
| Current assets: | | | |
| Cash and cash equivalents | $ | 119,025 | 502,034 |
| Accounts receivable | | 278,834 | 181,075 |
| Related party receivable | | — | 524 |
| Other current assets | | 5,957 | 31,560 |
| Total current assets | | 403,816 | 715,193 |
| Property and equipment, at cost: | | | |
| Oil and gas properties, successful efforts method of accounting (note 8): | | | |
| Unproved | | 217,941 | 353,027 |
| Proved | | 12,398,775 | 10,933,518 |
| Pipeline and facilities | | 807,851 | 772,164 |
| Furniture and equipment | | 143,724 | 138,970 |
| | | 13,568,291 | 12,197,679 |
| Accumulated depreciation and depletion | | (3,190,983) | (2,833,816) |
| Net property and equipment | | 10,377,308 | 9,363,863 |
| Investment in related party (note 2) | | 2,130,178 | 2,191,403 |
| | $ | 12,911,302 | 12,270,459 |
| **Liabilities and Stockholders' Equity** | | | |
| Current liabilities: | | | |
| Accounts payable: | | | |
| Trade | $ | 121,464 | 1,419,429 |
| Related party | | 26,397 | 9,399 |
| Accrued liabilities | | 124,808 | 35,196 |
| Line of credit, bank (note 3) | | 1,882,000 | — |
| Total current liabilities | | 2,154,669 | 1,464,024 |
| Stockholders' equity (note 4): | | | |
| Preferred stock, $1 par value. 1,000,000 shares authorized; none issued | | — | — |
| Common stock, no par value. 20,000,000 shares authorized; 7,700,200 and 7,680,000 shares issued and outstanding at June 30, 2001 and 2000, respectively | | 19,073,023 | 19,044,885 |
| Accumulated other comprehensive income | | 26,431 | — |
| Accumulated deficit | | (8,342,821) | (8,238,450) |
| Total stockholders' equity | | 10,756,633 | 10,806,435 |
| Commitments (notes 3 and 6) | | | |
| | $ | 12,911,302 | 12,270,459 |

See accompanying notes to consolidated financial statements.

**KESTREL ENERGY, INC.**
**AND SUBSIDIARIES**

Consolidated Statements of Operations and Comprehensive Income

Years ended June 30, 2001, 2000 and 1999

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Revenue: | | | | |
| Oil and gas sales | $ | 2,195,819 | 1,061,638 | 632,030 |
| Gain (loss) on sale of property and equipment | | 12,719 | 1,816,018 | (788) |
| Gain on sale of available-for-sale securities | | 3,440 | — | — |
| Interest income | | 5,839 | 50,875 | 76,490 |
| Other, net | | 111,141 | 64,928 | 65,063 |
| Total revenue | | 2,328,958 | 2,993,459 | 772,795 |
| Costs and expenses: | | | | |
| Lease operating expenses | | 920,692 | 449,245 | 412,628 |
| Dry holes, abandoned and impaired properties | | 101,459 | 25,125 | 388,612 |
| Exploration expenses | | 101,131 | 390,575 | 460,336 |
| Depreciation and depletion | | 284,710 | 97,986 | 174,414 |
| General and administrative | | 898,430 | 1,086,551 | 778,229 |
| Interest expense | | 126,907 | — | — |
| Total costs and expenses | | 2,433,329 | 2,049,482 | 2,214,219 |
| Net earnings (loss) | | (104,371) | 943,977 | (1,441,424) |
| Other comprehensive income (loss) – unrealized gain (loss) from available-for-sale securities | | 26,431 | — | — |
| Comprehensive income (loss) | $ | (77,940) | 943,977 | (1,441,424) |
| Basic earnings (loss) per share | $ | (0.01) | 0.14 | (0.32) |
| Diluted earnings (loss) per share | $ | (0.01) | 0.13 | (0.32) |
| Weighted average number of common shares outstanding | | 7,684,110 | 6,787,104 | 4,451,833 |

See accompanying notes to consolidated financial statements.

**KESTREL ENERGY, INC.**
**AND SUBSIDIARIES**

Consolidated Statements of Stockholders' Equity

Years ended June 30, 2001, 2000 and 1999

| | Common stock | | | Accumulated deficit | Accumulated other comprehensive income | Total stockholders' equity |
|---|---|---|---|---|---|---|
| | Shares | | Amount | | | |
| Balance June 30, 1998 | 4,431,000 | $ | 13,139,349 | (7,741,003) | — | 5,398,346 |
| Shares issued for property | 25,000 | | 9,375 | — | — | 9,375 |
| Net loss | — | | — | (1,441,424) | — | (1,441,424) |
| Balance June 30, 1999 | 4,456,000 | | 13,148,724 | (9,182,427) | — | 3,966,297 |
| Common shares issued, net of offering costs of $158,158 (note 4) | 3,204,000 | | 5,878,842 | — | — | 5,878,842 |
| Exercise of stock options (note 4) | 20,000 | | 15,000 | — | — | 15,000 |
| Stock options issued as compensation | — | | 2,319 | — | — | 2,319 |
| Net earnings | — | | — | 943,977 | — | 943,977 |
| Balance June 30, 2000 | 7,680,000 | | 19,044,885 | (8,238,450) | — | 10,806,435 |
| Adjustment for previously issued and unrecorded shares (note 4) | 200 | | — | — | — | — |
| Common shares issued (note 4) | 20,000 | | 24,800 | — | — | 24,800 |
| Stock options issued as compensation | — | | 3,338 | — | — | 3,338 |
| Unrealized gain on securities classified as available for sale | — | | — | — | 26,431 | 26,431 |
| Net loss | — | | — | (104,371) | — | (104,371) |
| Balance June 30, 2001 | 7,700,200 | $ | 19,073,023 | (8,342,821) | 26,431 | 10,756,633 |

See accompanying notes to consolidated financial statements.

**KESTREL ENERGY, INC.**
**AND SUBSIDIARIES**

Consolidated Statements of Cash Flows

Years ended June 30, 2001, 2000 and 1999

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Cash flows from operating activities: | | | | |
| Net earnings (loss) | $ | (104,371) | 943,977 | (1,441,424) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | | | |
| Depreciation and depletion | | 284,710 | 97,986 | 174,414 |
| Abandoned and impaired properties | | 101,459 | — | 244,097 |
| Gain on sale of available-for-sale securities | | (3,440) | — | — |
| Loss (gain) on sale of property and equipment | | (12,719) | (1,816,018) | 788 |
| Noncash compensation expense for stock options issued | | 3,338 | 2,319 | — |
| Changes in operating assets and liabilities, net of dispositions: | | | | |
| (Increase) decrease in accounts receivable | | (97,759) | (70,195) | 55,688 |
| (Increase) decrease in related party receivables | | 524 | 59,482 | 333,169 |
| (Increase) decrease in other current assets | | 25,603 | 55,476 | (50,388) |
| Increase (decrease) in accounts payable – trade | | (1,297,965) | 1,378,036 | (92,237) |
| Increase (decrease) in accounts payable – related party | | 16,998 | (10,773) | 20,172 |
| Increase (decrease) in accrued liabilities | | 89,612 | 5,824 | 3,326 |
| Net cash provided (used) by operating activities | | (994,010) | 646,114 | (752,395) |
| Cash flows from investing activities: | | | | |
| Capital expenditures | | (1,384,692) | (6,728,902) | (1,556,650) |
| Proceeds from sale of securities | | 91,096 | — | 2,330,831 |
| Proceeds from sales of property and equipment | | 22,597 | 296,000 | 1,000 |
| Net cash provided (used) by investing activities | | (1,270,999) | (6,432,902) | 775,181 |
| Cash flows from financing activities: | | | | |
| Net proceeds from line of credit | | 1,882,000 | — | — |
| Proceeds from issuance of common stock, net of offering costs | | — | 5,878,842 | — |
| Proceeds from exercise of stock options | | — | 15,000 | — |
| Net cash provided by financing activities | | 1,882,000 | 5,893,842 | — |
| Net increase (decrease) in cash and cash equivalents | | (383,009) | 107,054 | 22,786 |
| Cash and cash equivalents, beginning of year | | 502,034 | 394,980 | 372,194 |
| Cash and cash equivalents, end of year | $ | 119,025 | 502,034 | 394,980 |
| Supplemental cash flow information – cash paid for interest | $ | 113,084 | — | — |
| Supplemental disclosure of noncash investing activities: | | | | |
| Common stock issued for property and equipment | $ | 24,800 | — | — |
| Unrealized holding gain on available-for-sale securities | $ | 26,431 | — | — |

See accompanying notes to consolidated financial statements.

## (1) Summary of Significant Accounting Policies

### *(a) Organization*

Kestrel Energy, Inc. (the Company) was incorporated under the laws of the State of Colorado on November 1, 1978. The Company's principal business is the acquisition, either alone or with others, of interests in proved developed producing oil and gas leases, and exploratory and development drilling.

The Company presently owns oil and gas interests in the states of Louisiana, New Mexico, Oklahoma, South Dakota, Texas and Wyoming.

Victoria Petroleum N. L. (VP) owns 18% of the common shares of the Company and the Company owns 15% of VP at June 30, 2001.

### *(b) Principles of Consolidation*

Up until June 22, 2001, the consolidated financial statements included the accounts of the Company and its wholly-owned subsidiary, Victoria Exploration, Inc. (Victoria). All significant intercompany accounts and transactions have been eliminated in consolidation.

On June 22, 2001 (the Effective Date), the Company filed Articles of Merger of Victoria Exploration, Inc. into Kestrel Energy, Inc. pursuant to Section 7-111-104 of the Colorado Revised Statutes. In accordance with the agreement, on the Effective Date, Victoria ceased to exist and Kestrel Energy, Inc. became the surviving corporation.

### *(c) Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### *(d) Cash Equivalents*

Cash equivalents consist of money market funds. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

### *(e) Property and Equipment*

The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, costs associated with the acquisition, drilling and equipping of successful exploratory wells are capitalized. Geological and geophysical costs, delay and surface rentals and drilling costs of unsuccessful exploratory wells are charged to expense as incurred. Costs



(Continued)

of drilling development wells, both successful and unsuccessful, are capitalized. Upon the sale or retirement of oil and gas properties, the cost thereof and the accumulated depreciation or depletion are removed from the accounts and any gain or loss is credited or charged to operations.

Depreciation and depletion of capitalized oil and gas properties is computed on the units-of-production method by individual fields as the related proved reserves are produced. A reserve is provided for estimated future costs of site restoration, dismantlement, and abandonment activities, net of residual salvage value, as a component of depletion.

Pipeline and facilities are stated at original cost. Depreciation of pipeline and facilities is provided on a straight-line basis over the estimated useful life of the pipeline of twenty years.

Furniture and equipment are depreciated using the straight-line method over estimated lives ranging from three to seven years.

Management periodically evaluates capitalized costs of unproved properties and provides for impairment, if necessary, through a charge to operations.

Proved oil and gas properties are assessed for impairment on a field-by-field basis. If the net capitalized costs of proved properties exceeds the estimated undiscounted future net cash flows from the property, a provision for impairment is recorded to reduce the carrying value of the property to its estimated fair value. The Company recorded a provision for impairment of its proved oil and gas properties of approximately $101,000 and $25,000 for the years ended June 30, 2001 and 2000, respectively.

*(f)* ***Gas Balancing***

The Company uses the sales method of accounting for gas balancing of gas production. Under this method, all proceeds from production credited to the Company are recorded as revenue until such time as the Company has produced its share of related reserves. Thereafter, additional amounts received are recorded as a liability.

As of June 30, 2001 and 2000, the Company is in an under-produced position of approximately 22,245 MCFs and 5,828 MCFs, respectively. Accordingly, these amounts have been included in the reserve quantities as set forth in note 8.

*(g)* ***Income Taxes***

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109 (SFAS No. 109), *Accounting for Income Taxes*. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted income



(Continued)

tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. Under SFAS No. 109, the effect on deferred tax assets and liabilities of a change in income tax rates is recognized in the results of operations in the period that includes the enactment date.

*(h)* ***Stock-Based Compensation***

In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* (SFAS 123), effective for fiscal years beginning after December 15, 1995. This statement defines a fair value method of accounting for employee stock options and encourages entities to adopt that method of accounting for its stock compensation plans. SFAS 123 allows an entity to continue to measure compensation costs for these plans using the intrinsic value based method of accounting as prescribed in Accounting Pronouncement Bulletin Opinion No. 25, *Accounting for Stock Issued to Employees* (APB 25). The Company has elected to continue to account for its employee stock compensation plans as prescribed under APB 25. The pro forma disclosures of net loss and loss per share required by SFAS 123 are included in note 2.

*(i)* ***Earnings (Loss) per Share***

Basic earnings (loss) per share is based on the weighted average number of common shares outstanding during the period.

Diluted earnings (loss) per share is computed by adjusting the weighted average number of common shares outstanding for the dilutive effect, if any, of stock options and warrants.

The following sets forth the calculation of basic and diluted earnings (loss) per common share for the years ended June 30:

| | | 2001 (1) | 2000 (2) | 1999 (3) |
|---|---|---|---|---|
| Net earnings (loss) | $ | (104,371) | 943,977 | (1,441,424) |
| Weighted average common shares outstanding during the period | | 7,684,110 | 6,787,104 | 4,451,833 |
| Add dilutive effects of – employee options | | — | 408,174 | — |
| Weighted average common shares outstanding during the period including the effects of dilutive securities | | 7,684,110 | 7,195,278 | 4,451,833 |
| Basic earnings (loss) per common share | $ | (0.01) | 0.14 | (0.32) |
| Diluted earnings (loss) per common share | $ | (0.01) | 0.13 | (0.32) |



(Continued)

(1) At June 30, 2001, all outstanding options were excluded from the computation of diluted loss per share for the year ended June 30, 2001. The effect of the assumed exercises of these options was antidilutive.

(2) At June 30, 2000, options to purchase 40,000 shares of common stock at prices ranging from $8.38 to $25.00 per share were outstanding, but were not included in the computation of diluted earnings per share for the year ended June 30, 2000. The exercise prices of these options were greater than the average market price of the common shares.

(3) At June 30, 1999, all outstanding options were excluded from the computation of diluted loss per share for the year ended June 30, 1999. The effect of the assumed exercises of these options was antidilutive.

***(j) Recently Issued Accounting Standards and Pronouncements***

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, *Business Combinations*, and SFAS No. 142, *Goodwill and Other Intangible Assets* and approved for issuance SFAS No. 143, *Accounting for Asset Retirement Allocations*. SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated or completed after June 30, 2001. SFAS No. 141 also specifies criteria that intangible assets acquired in a purchase method business combination must be recognized and reported apart from goodwill. The adoption of SFAS No. 141 as of July 1, 2001 will have no impact on Kestrel's 2001 financial statements.

SFAS No. 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS No. 142. Any goodwill and any intangible asset determined to have an indefinite useful life that are acquired in a purchase business combination completed after June 30, 2001 will not be amortized, but will be evaluated for impairment in accordance with the appropriate existing accounting literature. Goodwill and intangible assets acquired in business combinations completed before July 1, 2001 will continue to be amortized prior to the adoption of SFAS No. 142. The adoption of SFAS No. 142 will have no impact on Kestrel's 2001 financial statements.

SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and a corresponding increase in the carrying amount of the related long-lived asset and is effective for fiscal years beginning after June 15, 2002. The Company is currently assessing the impact SFAS No. 143 will have on its financial condition and results of operations.

***(k) Reclassification***

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 financial statement presentation.

**(2) Investment in Related Party**

On May 5, 2000, the Company sold six international permits with a net book value of $143,179 for petroleum drilling in Western Australia and New Guinea to Victoria Petroleum USA, Inc. (VP/USA), a Colorado corporation and wholly owned subsidiary of VP, in exchange for 8,250,000 shares of VP Common Stock. The stock was valued at $0.029 per share and resulted in a gain on the sale of $97,721. The investment is recorded at cost.

Also, on May 5, 2000, KEC, VP and VP/USA entered into an Agreement and Plan of Merger (Merger Agreement). Pursuant to the Merger Agreement, on May 12, 2000, the Company, as sole shareholder of KEC, acquired 66,750,000 shares of VP common stock and VP/USA acquired all of the issued and outstanding shares of KEC through a merger of KEC into VP/USA, with KEC as the surviving corporation. The stock was valued at $0.029 per share and resulted in a gain on the sale of $1,497,208, based upon sales of other assets totaling $242, accounts payable totaling $2,000, and property and equipment with a net book value of $454,899. The investment is recorded at cost.

As a result of the above transactions, the Company owns 15% of VP at June 30, 2001.

**(3) Line of Credit**

On February 21, 2000, the Company entered into a $2,000,000 Line of Credit agreement with Wells Fargo Bank, formerly Norwest Banks Colorado, N.A., which provided the Company with an initial borrowing base of $600,000, based on reserves with interest at Wells Fargo's prime rate plus 2.5%. On September 27, 2000, the Company and Wells Fargo amended the Line of Credit Agreement to provide the Company with a borrowing base of $2,000,000 and reduced the interest rate to 1.5% over the Wells Fargo prime rate. On May 31, 2001, Wells Fargo reduced the borrowing base to $1,400,000. As a result of the reduction to the borrowing base, the Company is required to make scheduled principal payments to reduce the amount outstanding to $1,400,000 by October 31, 2001, the maturity date of the line of credit. The line of credit is secured by Deeds of Trust on various oil and gas producing properties held by the Company. As of June 30, 2001, $1,882,000 was outstanding on the line of credit.

**(4) Stockholders' Equity**

***(a) Preferred Stock***

The Company is authorized to issue up to 1 million shares of $1 par value preferred stock, the rights and preferences of which are to be determined by the Board of Directors at or prior to the time of issuance.

***(b) Common Stock***

In September 1998, the Company acquired oil and gas properties by issuing 25,000 shares of common stock valued at $9,375.

In August 1999, the Company completed a private offering of 1,880,000 shares of its common stock at $1.25 per share. Net proceeds to the Company were $2,299,038 after offering and related expenses of $50,962.

In December 1999, the Company completed a private offering of 950,000 shares of its common stock at $2.70 per share. Net proceeds to the Company were $2,532,176 after offering and related expenses of $32,824.

On January 18, 2000, the Board of Directors of the Company declared a dividend distribution of 10 Warrants for every 100 shares of outstanding common stock of the Company held of record by the shareholders at the close of business on February 4, 2000 (record date). The Warrant Certificates were only issued in increments of 10 Warrants based upon a rounding of individual shareholders' record holdings. No Warrants were issued to shareholders holding less than 100 shares as of the Record Date.

Each Warrant entitled the registered holder to purchase from the Company one share of Common Stock at a price of $3.125 per share, subject to adjustment. The Warrants were to expire on February 4, 2001. On January 24, 2001 the Board of Directors reduced the exercise price to $2.50 and extended the exercise period to September 4, 2002.

In April 2000, the Company completed a private offering of 374,000 shares of its common stock at $3.00 per share. Net proceeds to the Company were $1,047,628 after offering and related expenses of $74,372.

In April 2001, the Company paid $6,000 and issued 20,000 shares of its common stock at $1.24 per share to an unrelated third party in exchange for geophysical data.

During 2001, certificates for previously issued shares of the Company's common stock, representing 200 shares were presented for transfer. Prior to presentment, such shares had not been recorded as issued by the Company.

*(c)* ***Stock Option Plans***

The Company has reserved 36,000 shares of its no par common stock for key employees of the Company under its 1993 Amended Restated Stock Incentive Plan (the Incentive Plan). Under the terms of the Incentive Plan, no stock options are exercisable more than ten years after the date of grant (five years after date of grant for 10% shareholders). As of June 30, 1998, all 36,000 options had been granted under the Incentive Plan.

The Company has reserved 75,000 shares of its no par common stock for employees, officers, directors, consultants and advisors of the Company under its 1993 Nonqualified Stock Option Plan (the Nonqualified Plan). Under the terms of the Nonqualified Plan, no stock options are exercisable more than ten years after the date of grant (five years after date of grant for 10% shareholders).



(Continued)

During fiscal 1998, the Company merged the Incentive Plan and the Nonqualified Plan into the Stock Option Plan (the Plan). The Company has reserved 1,200,000 shares of its no par common stock for employees, officers, directors, consultants and advisors of the Company under the Plan. Under the terms of the Plan, no stock options are exercisable more than ten years after the date of grant (five years after date of grant for 10% shareholders).

During fiscal 2001, 2000 and 1999, the Board of Directors granted options to purchase shares of common stock to key employees and directors pursuant to the Plan. The exercise prices of the options range from $.50 to $3.00 per share. The options granted are exercisable upon issuance.

On December 1, 1998, the Board of Directors reduced the number of options outstanding and repriced certain options. The exercise prices of the repriced options range from $1.875 to $2.00 per share. The options are immediately exercisable.

The Company applies APB Opinion 25 and related interpretations in accounting for its plan. Accordingly, no compensation cost has been recognized for stock options granted at or above market value at the date of the grant to key employees and directors. Compensation expense of $3,338 and $2,319 has been recorded during fiscal 2001 and 2000, respectively, for options granted below the market value, based on the difference between the option price and the quoted market price at the date of grant. Had compensation cost for the Company's two stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method prescribed in FASB Statement 123, the Company's net earnings (loss) and earnings (loss) per share would have been increased to the pro forma amounts indicated below:

| | | Years ended June 30, | | |
|---|---|---|---|---|
| | | **2001** | **2000** | **1999** |
| Net earnings (loss): | | | | |
| As reported | $ | (104,371) | 943,977 | (1,441,424) |
| Pro forma | | (346,240) | 305,625 | (1,605,422) |
| Earnings (loss) per share: | | | | |
| As reported | | (0.01) | 0.14 | (0.32) |
| Pro forma | | (0.05) | 0.05 | (0.36) |

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in fiscal 2001, 2000 and 1999, respectively: no dividend yield for all years; expected volatility of 146%, 129% and 137%; weighted average risk-free interest rates of 5.36% in fiscal 2001, 5.86% in fiscal 2000 and 5.06% in fiscal 1999; and expected lives of seven years for all years.



(Continued)

A summary of the status of the Company's fixed stock options plan as of June 30, 2001, 2000 and 1999, and changes during the years then ended is presented below:

| | 2001 | | | 2000 | | | 1999 | | |
|---|---|---|---|---|---|---|---|---|---|
| Fixed options | Shares | | Weighted average exercise price | Shares | | Weighted average exercise price | Shares | | Weighted average exercise price |
| Outstanding at beginning of year | 1,133,964 | $ | 1.60 | 691,758 | $ | 1.69 | 625,616 | $ | 2.55 |
| Granted | 135,000 | | 1.85 | 472,206 | | 1.43 | 510,642 | | 1.64 |
| Exercised | — | | — | (20,000) | | .75 | — | | — |
| Cancelled | — | | — | — | | — | (439,000) | | 2.94 |
| Expired | (120,000) | | 2.14 | (10,000) | | 1.03 | (5,500) | | 2.20 |
| Outstanding at end of year | 1,148,964 | $ | 1.58 | 1,133,964 | $ | 1.60 | 691,758 | $ | 1.69 |
| Options exercisable at year end | 1,123,964 | | | 1,133,964 | | | 691,758 | | |
| Weighted average fair value of options granted during the year | $ 1.79 | | | $ 1.35 | | | $ 0.87 | | |

The following table summarizes information about fixed stock options outstanding at June 30, 2001 (of which 1,123,964 are exercisable):

| | Range of exercise price | Number outstanding | Weighted average remaining contractual life (in years) | | Weighted average exercise price |
|---|---|---|---|---|---|
| $ | 0.50 – 1.10 | 165,000 | 7.8 | $ | 0.89 |
| | 1.25 – 1.38 | 483,706 | 7.7 | | 1.37 |
| | 1.88 – 2.08 | 470,258 | 4.4 | | 1.97 |
| | 2.25 – 3.00 | 30,000 | 3.5 | | 2.76 |
| $ | 0.50 – 3.00 | 1,148,964 | 6.3 | $ | 1.58 |



(Continued)

## (5) Income Taxes

At June 30, 2001 and 2000, the Company's significant deferred tax assets and liabilities are as follows:

| | | 2001 | 2000 |
|---|---|---|---|
| Deferred tax assets: | | | |
| Net operating loss carryforwards | $ | 3,383,000 | 3,055,000 |
| Depletion carryforwards | | 225,000 | 188,000 |
| Oil and gas properties, principally due to differences in depreciation, depletion and impairment | | 30,000 | 10,000 |
| | | 3,638,000 | 3,253,000 |
| Deferred liabilities: | | | |
| Oil and gas properties, principally due to differences in depreciation, depletion and impairment | | (564,000) | (493,000) |
| Investment in related parties | | — | (584,000) |
| | | (564,000) | (1,077,000) |
| Valuation allowance | | (3,074,000) | (2,176,000) |
| Net deferred tax assets | $ | — | — |

The valuation allowance for deferred tax assets as of June 30, 2001 was $3,074,000. The net change in the valuation allowance for the year ended June 30, 2001 was an increase of $898,000.

At June 30, 2001, the Company had net operating loss carryforwards of approximately $9,171,000. The utilization of approximately $496,000 of these loss carryforwards is limited to an estimated $80,000 per year as a result of a change of ownership which occurred June 30, 1994. Of the balance of the net operating loss carryforwards, $1,497,000 is limited to the extent of future taxable income generated by Victoria, and $7,178,000 is available to offset future taxable income of the Company. If not utilized, the tax net operating losses will expire during the period from 2002 through 2021.

Income tax expense is different from amounts computed by applying the statutory federal income tax rate due primarily to the change in valuation allowance for net deferred tax assets and the expiration of tax carryforwards.

## (6) Lease Commitments

The Company has noncancelable operating leases, primarily for rent of office facilities that expire over the next five years. Rental expense for operating leases was $73,903, $63,683 and $60,336 for the years ended June 30, 2001, 2000 and 1999, respectively.



(Continued)

Future minimum rental commitments under noncancelable operating leases as of June 30, 2001 are as follows:

| | | |
|---|---|---|
| Fiscal year: | | |
| 2002 | $ | 67,655 |
| 2003 | | 46,736 |
| 2004 | | 1,929 |
| | $ | 116,320 |

## (7) Contingencies

In the ordinary course of conducting its business, the Company becomes involved in litigation, administrative proceedings and governmental investigations, including environmental matters.

In May 2000, the Company received a notice letter from the U.S. Environmental Protection Agency (EPA) stating that the Company is a potentially responsible party under the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (CERCLA) at the Casmalia Waste Disposal Site in Santa Barbara County, California. If the Company is ultimately determined to be a responsible party, it may be obligated to conduct remedial investigations, feasibility studies, remediation and/or removal of alleged releases of hazardous substances or to reimburse the EPA for such activities.

The Company does not believe that it has any liability under CERCLA for wastes disposed at Casmalia and believes that the EPA's notice was issued in error. The Company has responded to the EPA, explaining that the Company did not arrange to dispose of any waste at Casmalia. The Company's involvement with Casmalia is limited to the purchase of assets from another entity, which disposed of waste at Casmalia. The Company intends to defend allegations of its responsibility, if any, and will also reply upon an indemnification given by the previous owner of the properties at Casmalia, which previous owner has confirmed that the indemnification would apply to any such allegations.

The Company is unable to estimate the dollar amount of exposure to loss in connection with the above-referenced matter; however, it has been estimated that the ultimate site-wide clean up costs will be approximately $271.9 million.

It is the opinion of the Company's management that the outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

## (8) Disclosures About Capitalized Costs, Costs Incurred and Major Customers

Capitalized costs related to oil and gas producing activities are as follows:

| | | June 30, 2001 | June 30, 2000 |
|---|---|---|---|
| Unproved – Domestic | $ | 217,941 | 353,027 |
| Proved | | 12,398,775 | 10,933,518 |
| | | 12,616,716 | 11,286,545 |
| Accumulated depletion and impairment | | (3,039,413) | (2,747,285) |
| | $ | 9,577,303 | 8,539,260 |

Costs incurred in oil and gas producing activities for the years ended June 30, 2001, 2000 and 1999 were approximately as follows:

| | | 2001 | 2000 | 1999 |
|---|---|---|---|---|
| Unproved property acquisition costs | $ | 13,557 | 208,827 | 127,557 |
| Proved property acquisition costs | | 38,594 | 500 | 2,752 |
| Development costs | | 523,668 | 100,300 | 71,819 |
| Exploration costs | | 654,035 | 5,631,600 | 1,345,487 |

During fiscal 2001, the Company had two major customers. Sales to these customers accounted for approximately 26% and 15% of fiscal 2001 oil and gas sales. During fiscal 2000, the Company had two major customers. Sales to these customers accounted for approximately 13% each of fiscal 2000 oil and gas sales. During fiscal 1999, the Company had three major customers. Sales to these customers accounted for approximately 25%, 12% and 10% of fiscal 1999 oil and gas sales.

## (9) Information Regarding Proved Oil and Gas Reserves (Unaudited)

The information presented below regarding the Company's oil and gas reserves were prepared by independent petroleum engineering consultants. All reserves are located within the continental United States.

Proved oil and gas reserves are the estimated quantities of crude oil, natural gas and natural gas liquids which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions.

Proved developed oil and gas reserves are those expected to be recovered through existing wells with existing equipment and operating methods. The determination of oil and gas reserves is highly complex and interpretive. The estimates are subject to continuing changes as additional information becomes available.



(Continued)

Estimated net quantities of proved developed and undeveloped reserves of oil and gas for the years ended June 30, 2001, 2000 and 1999 are as follows:

| | 2001 | | 2000 | | 1999 | |
|---|---|---|---|---|---|---|
| | Oil (BBLS) | Gas (MCF) | Oil (BBLS) | Gas (MCF) | Oil (BBLS) | Gas (MCF) |
| Beginning of year | 388,000 | 24,517,000 | 288,000 | 6,334,000 | 222,000 | 3,483,000 |
| Revisions of previous quantity estimates | (13,000) | (12,739,000) | 136,000 | 684,000 | 89,000 | 482,000 |
| Extensions, discoveries and improved recovery | — | 1,956,000 | — | 18,053,000 | 2,000 | 2,677,000 |
| Sales of reserves in place | — | — | (16,000) | (336,000) | (1,000) | — |
| Production | (19,000) | (350,000) | (20,000) | (218,000) | (24,000) | (308,000) |
| End of year | 356,000 | 13,384,000 | 388,000 | 24,517,000 | 288,000 | 6,334,000 |
| Proved developed reserves – end of year | 283,000 | 6,189,000 | 315,000 | 8,630,000 | 213,000 | 3,469,000 |

***Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves***

Future net cash flows presented below are computed using year-end prices and costs. Future corporate overhead expenses and interest expense have not been included.

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Future cash inflows | $ 46,149,000 | 107,497,000 | 16,549,000 |
| Future costs: | | | |
| Production | (13,843,000) | (26,027,000) | (6,597,000) |
| Development | (4,659,000) | (10,487,000) | (1,090,000) |
| Future net cash flows | 27,647,000 | 70,983,000 | 8,862,000 |
| 10% discount factor | (13,822,000) | (34,980,000) | (4,583,000) |
| Standardized measure of discounted future net cash flows | $ 13,825,000 | 36,003,000 | 4,279,000 |



(Continued)

The principal sources of changes in the standardized measure of discounted future net cash flows during the years ended June 30, 2001, 2000 and 1999, are as follows:

| | 2001 | 2000 | 1999 |
|---|---|---|---|
| Beginning of year | $ 36,003,000 | 4,279,000 | 2,877,000 |
| Sales of oil and gas produced during the period, net of production costs | (1,275,000) | (612,000) | (219,000) |
| Net change in prices and production costs | (16,108,000) | 5,988,000 | 216,000 |
| Changes in estimated future development costs | 3,319,000 | (248,000) | (80,000) |
| Extensions, discoveries and improved recovery | 1,852,000 | 22,850,000 | 1,656,000 |
| Revisions of previous quantity estimates and other | (13,566,000) | 3,510,000 | (414,000) |
| Sales of reserves in place | — | (192,000) | — |
| Purchase of reserves in place | — | — | (45,000) |
| Accretion of discount | 3,600,000 | 428,000 | 288,000 |
| End of year | $ 13,825,000 | 36,003,000 | 4,279,000 |

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and gas reserves were prepared in accordance with the provisions of Statement of Financial Accounting Standards No. 69. Future cash inflows were computed by applying current prices at year-end to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and gas reserves at year-end, based on year-end costs and assuming continuation of existing economic conditions. Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and gas reserves, less the tax basis of properties involved and tax credits and loss carryforwards relating to oil and gas producing activities. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of the Company's oil and gas properties.

**Officers and Directors**

| | |
|---|---|
| Robert J. Pett | Chairman of the Board, Director<br>Chairman - Victoria Petroleum, N.L.<br>Holding Company |
| Barry D. Lasker | President, Chief Executive Officer, Director |
| Timothy L. Hoops | Director<br>Consultant<br>Director – Victoria Petroleum, N.L.<br>Holding Company |
| Mark A. Boatright | Vice President of Finance, Chief Financial Officer,<br>Principal Accounting Officer, Treasurer, Secretary<br>President - Boatright and Associates, P.C.<br>Accounting Firm |
| Mark A.E. Syropoulo | Director<br>Independent Corporate Consultant |
| Kenneth W. Nickerson | Director<br>Independent Petroleum and Mineral Geologist |
| Neil T. MacLachlan | Director<br>Chairman - Markham Associates<br>Corporate Investment and Advisory |
| John T. Kopcheff | Vice President – International, Director<br>Managing Director - Victoria Petroleum, N.L.<br>Holding Company |
| Ira Pasternack | Vice President – Exploration |

**Headquarters**

999 18th Street, Suite 2490
Denver, Colorado 80202
Phone: 303.295.0344
www.kestrelenergy.com

**Legal Counsel**

Coudert Brothers LLP
Denver, Colorado

**Transfer Agent**

Computershare Trust Company, Inc.
Denver, Colorado

**Nasdaq Symbol**

KEST

Statements made herein that are not historical facts may be forward-looking statements. Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated by any forward-looking information. In addition, while the Company's current plans are to drill wells or develop the properties cited herein at the times and in the manner described, various factors, including but not limited to actual drilling results, equipment availability or breakage, financial or other problems of the operators or co-venturers, could change those plans. A description of the risks and uncertainties which are generally attendant to Kestrel Energy and its industry and other factors which could affect the Company's financial result are included in the Company's report to the Securities and Exchange Commission on the enclosed Form 10-K.

**Exhibit 23.1**

## Independent Auditors' Consent

The Board of Directors
Kestrel Energy, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-63171, 333-45587, 333-51875, 333-74101, 333-38776 and 333-68086) on Form S-8 and the registration statements (Nos. 33-89716, 333-27769, 333-87473, 333-31336 and 333-45350) on Form S-3 of Kestrel Energy, Inc. of our report dated September 14, 2001, relating to the consolidated balance sheets of Kestrel Energy, Inc. and subsidiaries as of June 30, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the years in the three-year period ended June 30, 2001, which report appears in the June 30, 2001 Annual Report on Form 10-K of Kestrel Energy, Inc.

KPMG LLP

**KPMG LLP**

Denver, Colorado
October 12, 2001